Exhibit 99.2

EXULT, INC. AND SUBSIDIARIES

Supplemental Schedule — Schedule II

Valuation and Qualifying Accounts

(amounts in thousands)

Column A	Column B	Column C				Column D		Column E
		Additions
Description	Balance at Beginning of period	(1) Charged to costs and Expenses		(2) Charged to other accounts — describe		Deductions — describe		Balance at End of period
Accumulated Depreciation and Amortization — Fixed Assets and Direct Contract Costs:
2003	$28,122	$23,056	(g)	$—		$747	(b)	$51,925
2002	12,024	16,430		—		332	(a)	28,122
2001	3,525	8,514		—		15	(b)	12,024
Accumulated Amortization — Intangible Assets:
2003	8,773	2,262		5,127	(c)	(2,390	)(d)	13,772
2002	6,984	938		3,781	(c)	2,930	(d)	8,773
2001	4,592	2,923		2,490	(c)	3,021	(d)	6,984
Accumulated Amortization — Other Assets:
2003	186	344		—		—		530
2002	—	186		—		—		186
2001	—	—		—		—		—
Accrued Severance and Related Costs:
2003	3,122	—		—		2,522	(f)	600
2002	11,484	2,505		—		10,867	(e)	3,122
2001	—	15,434		—		3,950	(f)	11,484

(a)	Represents foreign currency adjustment and retirements of certain Fixed Assets and Direct Contract Costs.

(b)	Represents foreign currency adjustment.

(c)	Amortization is charged against revenue.

(d)	Arises from retirements of certain Intangible Assets.

(e)	Comprised of cash payments of $8,558 and a reduction of $2,309 as a result of completion of certain of the arrangements at amounts less than previously estimated and changes in certain estimates with regard to the remaining arrangements.

(f)	Cash payments.

(g)	Includes accumulated depreciation of $2,195 related to the acquisition of certain legal entities and assets on June 9, 2003.